September 12, 2014

Via E-Mail

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549-3030

RE:	CONMED Corporation Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 24, 2014 Form 8-K dated July 22, 2014 Filed July 23, 2014 File No. 000-16093

Dear Mr. Cascio:

We are in receipt of your letter dated August 19, 2014 regarding your review and comments on CONMED Corporation’s filings. Following each of the SEC’s comments is our response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Restructuring, page 29

1.	You disclose that you have incurred costs for restructuring plans related to both manufacturing and administrative functions. Tell us how your disclosures about these plans consider the guidance from the question under SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

Response:

Below is our revised Restructuring disclosure to more fully incorporate the guidance contained in SAB Topic 5-P.4., (revised language in italics). We will incorporate this additional language into future filings:

Mr. Brian Cascio

United States Securities and Exchange Commission

September 12, 2014

During 2011, 2012 and 2013, we continued our operational restructuring plan which includes the transfer of additional production lines from manufacturing facilities located in the United States to our manufacturing facility in Chihuahua, Mexico and the consolidation of our Finland operations into our Largo, Florida and Utica, New York manufacturing facilities. During the first quarter of 2013, we began the consolidation of our Westborough, Massachusetts operations into our Largo, Florida and Chihuahua, Mexico facilities. For the years ending December 31, 2011, 2012 and 2013, we charged $3.5 million, $7.1 million, and $6.5 million, respectively, to cost of goods sold related to our restructuring plan. These costs include severance and other charges associated with the transfer of production to Mexico and consolidation of our Finland and Westborough, Massachusetts operations. We expect this phase of our plan to be substantially completed in the first quarter of 2014.

As part of our ongoing restructuring, the Company discontinued a patient monitoring product offering and incurred $2.1 million in costs which were charged to cost of goods sold during the year ending December 31, 2013.

During 2011, 2012 and 2013, we consolidated certain administrative functions throughout the Company and incurred $0.8 million, $6.5 million, and $8.8 million, respectively, in related costs consisting principally of severance charges. These costs were charged to other expense.

We have recorded an accrual in current liabilities of $3.1 million at December 31, 2013 mainly related to severance and lease impairment costs associated with the restructuring.  We expect this phase of our plan and related cash payments to be substantially completed in 2014.

We plan to continue to restructure both operations and administrative functions as necessary throughout the organization.  As the restructuring plan progresses, we will incur additional charges, including employee termination and other exit costs.  We estimate restructuring costs associated with the Finland and Westborough, Massachusetts consolidations and other legal costs related to a patent dispute will approximate $4.0 million to $5.0 million in 2014 and will be charged to cost of goods sold and other expense. We expect approximately $10.0 million in net annual savings in cost of sales from our operational restructuring plan principally as a result of lower employee costs which is expected to result in higher earnings and cash flows in future periods. We also expect approximately $1.5 million in net annual savings in research and development and a further $1.5 million in net annual savings in selling and administrative expenses in 2014 related to the restructurings generally as a result of lower employee costs. Savings in 2013 were offset by severance and restructuring costs associated with the restructuring, however we expect to see the majority of the operational savings impact in 2014 and do not anticipate any significant additional costs or reductions in revenues associated with the restructuring offsetting these savings.

Mr. Brian Cascio

United States Securities and Exchange Commission

September 12, 2014

During February 2014, the Company announced a new phase of the restructuring plan to consolidate our Centennial, Colorado manufacturing operations into other existing CONMED manufacturing facilities. We expect this plan to be completed over the next 24 months and are in the process of determining the total costs expected to be incurred. We expect $3.5 million to $4.5 million in net annual savings in cost of goods sold from the Centennial consolidation principally as a result of lower employee costs which is expected to result in higher earnings and cash flows in future periods when completed. These savings will not be evident for 24 months and we will incur significant costs during the restructuring as a result of severance and other costs associated with the restructuring. We do not anticipate any reductions in revenues associated with the Centennial consolidation.

Refer to Note 15 to the Consolidated Financial Statements for further discussions regarding restructuring.

Form 8-K dated July 22, 2014

Exhibit 99.1

2.	We refer to your letter to the Staff dated July 22, 2013, and your response to comment 5 from that letter. We see that your disclosure on page 1 of the earnings release dated July 23, 2014 refers to a measure titled “GAAP EBIDTA margin.” We further see on page 10 to the release that you label a measure of EBITDA as “EBITDA (using GAAP measures).” Under Item 10(e) of Regulation S-K, EBITDA is a non-GAAP measure. Accordingly, please revise future earnings releases to remove any implication that EBITDA and margins determined using EBITDA are other than non-GAAP measures.

Response:

In future filings we will remove reference to EBITDA as a GAAP measure.

3.	We see in the first sentence of the second paragraph of the earnings release you highlight growth in measures of adjusted earnings per share and adjusted EBITDA margin. We also see in the last two bullet points under the second quarter and six months 2014 financial highlights you highlight growth in “Adjusted EBITDA margin” and “GAAP EBITDA margin,” all of which appear to be non-GAAP measures under Item 10(e) of Regulation S-K. Please tell us how the referenced disclosures consider the guidance from Item 10(e)(1)(i)(A) of Regulation S-K. Under the cited guidance, when you present a non-GAAP measure, you must also present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Response:

We understand we stated a non-GAAP measure without the GAAP measure being noted with equal or greater prominence. As noted in our response to 2. above, we will remove any reference to EBITDA as a GAAP measure in future filings and will ensure we disclose the GAAP financial measure with equal or greater prominence that is most comparable to any non-GAAP measure presented.

Mr. Brian Cascio

United States Securities and Exchange Commission

September 12, 2014

In connection with this response, CONMED Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. Please feel free to contact me at (315) 624-3202 or Robert D. Shallish, Jr. at (315) 624-3206 should you have any questions or comments relative to this response or any other matter.

Best regards,

/s/ Luke A. Pomilio

Luke A. Pomilio

Executive Vice President, Controller,

Corporate General Manager & Principal Accounting Officer

LAP:mlj

cc:	Robert D. Shallish, Jr. – Executive Vice President, Finance & CFO

Daniel S. Jonas, Esq. – Executive Vice President, Legal Affairs & General Counsel

Terence Berge – Corporate Vice President, Treasurer & Assistant Controller

Kevin Kuhar, Senior Accountant

Gary Todd, Accounting Reviewer